Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following communication was posted on the URS Corporation/Washington Group International transactional website].
URS’ EG&G division provides a diverse range of services to the Department of Defense and other federal agencies. To help you become familiar with this division, we will feature a number of articles on its different Strategic Business Units (SBUs).
The division is organized into two principal groups: Engineering and Technology Services (ETS) and Aerospace Technical Services (ATS). Under the current organization, each group is divided into three SBUs focused on key federal market segments.
This article discusses the role of the Aviation Integration Services (AIS) SBU, which is part of ATS. Led by Austin-based Roger Smith, AIS is about 2,200 people strong. Many of these men and women have served in the U.S. Armed Forces.
AIS primarily serves the Department of Defense (DoD), including all three branches of the U.S. armed forces, with flight training and ground instruction; technical and logistics support for aircraft maintenance, repair, modification and acquisition programs; and parts procurement. The SBU is divided into four Strategic Business Elements (SBEs) and one major program. The four SBEs are:
☐ Flight Services. Led by Scott Madole, this SBE focuses on providing aircraft flight training for the Air Force Undergraduate Flying Training Program; maintaining, overhauling and repairing aircraft, engines and components for U.S. Air Force training aircraft; and Contract Logistics Support for military aircraft. URS’ Flight Services instructors, managers and technicians provide simulator instruction and academic training to approximately 1,500 Air Force and NATO pilots and navigator/combat systems operators annually. The work involves almost 500 three-hour simulator flights each day.
The SBE also provides mechanical services from flightline maintenance to backshop repairs and jet engine overhaul repair primarily on training aircraft such as the T-37 and T-38. In addition, a full complement of services are provided for the G-2 executive jet for NASA, from keeping the airplane airworthy to serving coffee to the VIPs on board.

Finally, under the growing area of Contractor Logistics Support, the SBE provides maintenance and repair services for the C-26 aircraft—a twin-engine Metroliner turboprop small passenger and cargo plane used to deliver repair parts, equipment, technical teams and accident investigation teams on an on-call, rapid response basis. Under this contract, URS is working for the U.S. Navy and the Army and Air National Guards.
☐ Engineering and Modernization. The primary function of this SBE, led by Bill Mueller, is to support and upgrade legacy military aircraft. At 115 employees, the largest of the SBE’s operations is located in a vast hangar at a Navy base in Lakehurst, New Jersey. Here the focus is on engineering, fabrication, testing and installation of new technology kits. These kits replace aging equipment or provide new capability to existing aircraft, including a wide range of military helicopters as well as C-130 transport and Navy P-3 surveillance aircraft. Maintenance services are provided as well, supported by robust paint and backshops that recently helped prepare a large number of National Guard and Reserve helicopters for deployment to Iraq.
In addition to maintenance and flight operations support at Lakehurst, this SBE also supports research, development, test & evaluation missions at the Army’s Night Vision Laboratory in Fort Belvoir, Virginia, and the Aviation Technical Test Center in Huntsville, Alabama. These locations are developing and testing the latest Army aviation, equipment and sensor technologies. Company pilots provide critical test flight of new and modified aircraft.
The aviation world is experiencing a significant growth in the use of unmanned aerial vehicles, or UAVs, and this SBE has initiated a number of relevant programs. Bill’s Lakehurst operation developed and operates a custom ultralight UAV, and his Virginia group operates and maintains a small helicopter UAV called the RMAX. More recently, a new operation is supporting the Predator UAV. The Predator is the prominent UAV supporting the Global War on Terror and this SBE now has 45 employees providing maintenance, repair, logistics and munitions support to this critical system. These employees currently supporting the Air Force, Army, and Air National Guard at Creech Air Force Base, Nevada, as well as at locations in California, North Dakota, and Arizona, and soon, in Texas and New York. They play a critical role in overseas Predator operations, supporting 24-hr flight operations, seven day per week, in various locations.
Engineering and Modernization also provides engineering, courseware development, instruction, and administrative services at Hill Air Force Base, Utah. Training provided to Air Force personnel there involves a wide variety of topics, from first aid and CPR to F-16 fighter maintenance.
☐ Army Programs and Support Services. Jim Daly leads a small and dynamic team of defense acquisition experts based in Shrewsbury, New Jersey, who are working under an indefinite delivery/indefinite quantity contract for the U.S. Army Communications and Electronics Command Rapid Response (CR2) Program. The purpose of the CR2 Program is to assist federal government customers in streamlining the contract acquisition process in order to rapidly acquire contractor services in support of new and urgent program requirements.
Under this contract vehicle, URS performs rapid response procurements on behalf of the U.S. Army for all branches of the armed forces, as well as for other federal agencies such as the

Department of Homeland Security. The work involves wide range of engineering, fabrication, maintenance, repair, logistics and technical support efforts. There are more than 100 teammates and subcontractors on this program who receive task orders from us, including EG&G’s ETS Group and other parts of ATS.
☐ Supply Chain Management. Led by Karl Wenkheimer, this SBE provides logistics services to both government and commercial customers. In a more than 600,000-square-foot warehouse operation on the closed and redeveloped Kelly Air Force Base, employees manage jet engine and spares inventories for Pratt and Whitney and Lockheed Martin among other important clients. With satellite operations in Florida, Washington, DC, and Oklahoma, the SBE supports customers where they are located.
The SBE also manages Department of Defense Distribution Centers at three locations around the country managing hundreds of thousands of items to make them available on time to the users. The IRS also relies on our employees to manage their supplies and facilities at many locations across the U.S.
In addition, through the Air Force Contract Augmentation Program (AFCAP), this SBE provides contingency operations support to the U.S. military worldwide. Efforts performed under this contract may range from engineering and construction to providing supplies for disaster relief.
Under the U.S. Air Force Parts and Repair Ordering System (PROS) contract, aircraft parts, maintenance and technical support have been provided for more than 80 international users. The PROS program has been identified as the U.S. Armed Forces preferred source of supply for nonstandard parts and repair. Through the Air Force Security Assistance Center, headquartered at Wright Patterson Air Force Base in Dayton, Ohio, the PROS program supports U.S. allies when spare parts or repairs are required for military equipment sold through foreign military sales.
In addition to the SBEs, the ATS SBU also includes one very special program:
☐ Initial Entry Rotary Wing Training. Led by Chuck Gant and his team at Fort Rucker, Alabama, this group of more than 400 instructor pilots provides ground instruction and flight training on U.S. Army helicopters to student military pilots with mostly no flying experience. Since 1989, we have trained more than 20,000 students and have completed over 1.3 million hours of flight instruction under exacting safety standards. At any given time there are 120 helicopters in the sky over the Fort Rucker area piloted by URS instructor pilots “teaching pedestrians to fly.”
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.